Gold Horse International, Inc.

No. 31 Tongdao South Road, Huiming District

Hohhot, Inner Mongolia, China

Telephone: (800) 867-0078

Fax: (954) 337-2204

Email: adamw@cfooncall.com

July 13, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Mr. Terence O’Brien, Accounting Branch Chief

Ms. Tracey McKoy

Ms. Melissa Rocha

Re:	Gold Horse International, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

File No. 000-30311

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated June 5, 2009 on the above-referenced filings. Following are the Company’s responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 1 - Organization and Summary of Significant Accounting Policies, page 7

Accounts and other receivables, page 12

1.

Your response to prior comment 9 states that you have not yet netted the other receivable balance against the specific allowance. Please explain what you mean by this statement and clarify whether the allowance that you have disclosed on page 12 is included in the total balance presented on your balance sheet. Further consider presenting, in future filings, the activity in your accounts receivable, notes receivable and other receivables valuation allowance accounts for each interim period presented. Refer to Rule 10-01 (a)(5) of Regulation S-X.

RESPONSE:      To clarify, the Company had established substantially all of the allowance for doubtful accounts to offset old other receivable balances in fiscal 2007 by debiting bad debt expense and crediting an allowance for doubtful accounts. The Company’s management is continuing its efforts to collect these receivables and, accordingly, the Company still maintains the allowance account that is netted against the other receivable balance as presented on its balance sheets. The allowance that the Company has disclosed on page 12 is included in the total balance presented on its balance sheet. Once the Company’s management determines that the Company has exhausted all possible collection efforts, the Company will adjust the allowance account against the other receivable balance by debiting the allowance for doubtful accounts and crediting other receivables.

In future filings, the Company will disclose, in tabular form, the activity in its accounts receivable, notes receivable and other receivables valuation allowance accounts for each interim and annual period presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

2.

We have read your response to prior comment 8 and note that you have chosen to include parent only financial statements similar to those required in Rule 5-04 of Regulation S-X. In future filings please ensure that your liquidity discussion provides detailed information on the nature of the restrictions, the amount of restricted assets and what the impact might be on liquidity (payment of interest, principle on debt and dividends to parent company) where such restrictions are material. Additionally, in future filings where you include parent only financial statements please ensure that you account for the subsidiaries as equity method investments so that your parent only total stockholders’ equity and net income balances for the years ended June 30, 2008 and 2007 agree to the total audited consolidated financials for the same periods.

RESPONSE:      As requested, in future filings, the Company will ensure that its liquidity discussion provides detailed information on the nature of any restrictions, the amount of restricted assets and what the impact might be on liquidity (payment of interest, principal on debt and dividends to parent company) where such restrictions are material. Additionally, in future filings where the Company includes parent only financial statements it will account for subsidiaries as equity method investments so that its parent only total stockholders’ equity and net income balances for the years ended June 30, 2008 and 2007 agree to the total audited consolidated financials for the same periods.

3.

We note the disclosure of the formula for calculating the Mandatory Default Amount here and in Note 11 to the financial statements. In both MD&A and the footnote, please disclose the actual Mandatory Default Amount resulting from this calculation and clearly disclose all amounts due to the debenture holders. Tell us your basis for accruing an estimate of $218,300 for default payments. Tell us the actual amount owed based on the provisions in the securities purchase agreement and related contracts and explain why you have not accrued the full amount currently due to the debenture holders.

RESPONSE:      In Note 18 to the condensed consolidated financial statements as contained on Form 10-Q for the period ended March 31, 2009, the Company disclosed the following:

NOTE 18 – CONTINGENT LIABILITY

As discussed in Note 11, pursuant to current negotiation with investors, during the nine months ended March 31, 2009, the Company accrued default interest of $218,300 representing 10% of the outstanding principal balance which is management’s estimate of default payments that will be due upon successful negotiation with the investors which management believes is more than likely to occur. If the Company pays the principal balance of $2,183,000 prior to December 31, 2009, the 10% penalty will be waived. If the negotiations fail and the Company does not consummate the final agreement, the Company shall be required to pay a penalty equal to 130% of the outstanding principal amount or $654,900.

As of March 31, 2009, other than the potential Mandatory Default Amount due as outlined above, no other additional Mandatory Default Amounts were due. At March 31, 2009, the Company accrued an estimate of $218,300 for default payments due to investors. Prior to the date of filing, on May 18, 2009, the Company and the debenture holders signed a Debenture and Warrant Amendment Agreement and an Amended and Restated 14% Secured Convertible Debenture Due March 31, 2010 (the “Amended Agreements”). The Amended Agreements were put into escrow subject to the Company’s payment of the first installment payment. On the date of filing of the Company’s Quarterly Report on 10-Q for the period ended March 31, 2009, the Company planned on sending these funds to the debenture holders within a couple of day subsequent to the filing, at which time the Amended Agreements would have been fully executed. The Jin Ma Companies, however, had been unable to consummate this restructure due to delays caused by China’s State Administration of Foreign Exchange (“SAFE”), the agency that the Jin Ma Companies must get approval from to wire the funds to the debenture holders. On June 30, 2009, the Company and the debenture holders executed an Amendment to the Amendment Agreement effectively consummating the Amendment Agreement and issued the Exchanged Debentures Pursuant to Statement on Auditing Standards No. 1, Codification of Auditing Standards and Procedures, and No. 12, Inquiry of a Client’s Lawyer Concerning Litigation, Claims, and Assessments, as codified in AICPA, Professional Standards, vol. 1, AU sec. 560 the Company believes this a type 1 subsequent event that provides additional evidence about conditions (facts and circumstances) that existed at the date of the financial statements and affect the estimates inherent in the process of preparing the Company’s financial statements. The Company used all information that became available prior to issuing the financial statements in its evaluation of the facts and circumstances on which the estimate of Mandatory Default Penalties were based and it adjusted its accrual for any changes in the estimate resulting from the use of such evidence. Please see our Form 8-K as filed on July 6, 2009.

In future filings, the Company will enhance its disclosure of all amounts potentially due to the debenture holders in MD&A and throughout its financial statements.

Liquidity and Capital Resources, page 50

Operating Activities, page 51

4.

We note you reported negative cash flows from operating activities for the nine months ended March 31, 2009, and you defaulted on certain debt obligations. Given these factors your analysis of operating activities should discuss changes in your operating accounts and the key reasons driving the changes. Your current analysis of operating activities merely recites changes in your operating accounts year over year, which is information that is readily obtainable from the face of the balance sheet. Specifically, you do not provide an analysis of why accounts payable, accrued expenses, construction in progress and accounts receivable increased year over year. Given your limited cash balance as of March 31, 2009, the debt default and contractual cash obligations due less than 1 year, a robust discussion of accounts receivable, timing of collections and collectability are vital for an investor’ s understanding of your current and future liquidity. In future filings please identify and quantify the key drivers behind material changes in your operating accounts and provide a robust discussion of accounts receivable. Refer to Section 501.03 and .04 of the Financial Reporting Codification for guidance.

RESPONSE:      In future filings, as requested the Company will identify and quantify the key drivers behind material changes in its operating accounts and provide a robust discussion of accounts receivable.

5.

Generally, your short-term liquidity analysis should address your cash needs up to 12 months into the future. Specifically, these cash needs and the sources of funds to meet such needs relate to your day-to-day operating expenses and material commitments coming due during that 12-month period. Given the negative liquidity factors noted above please revise future filings to discuss whether you have sufficient funding to maintain operations and service debt for the next 12 months. Additionally, you disclose on page 51 that you have working capital loans due between August 2009 and September 2012. We note you defaulted on your convertible debt as of March 31, 2009. In future filings, please discuss your ability to satisfy your obligations for the next 12 months. Your disclosure should discuss your debt obligation due in August 2009 and whether you believe you will be able to satisfy this obligation as well as discuss the status of the service fees due to you by Jin Ma Companies and what alternative sources of funding you are seeking out if these service fees will not be paid in the near future. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

RESPONSE:      In future filings, the Company will expand its disclosure with additional discussion on whether it has sufficient funding to maintain operations and service debt for the next 12 months. Additionally, as requested, it will discuss its ability to satisfy its obligations for the next 12 months including a discussion about its debt obligation due in August 2009 and whether it believe the Company will be able to satisfy this obligation as well as discuss the status of the service fees due to the Company by Jin Ma Companies and what alternative sources of funding the Company is seeking if these service fees are not be paid in the near future

We trust the foregoing is fully response to the staff’s comments.

Sincerely,

/s/ Adam Wasserman

Chief Financial Officer

cc:	James M. Schneider, Esq.